June 7, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Treasure Global Inc.
Amendment No. 1 to Registration Statement on Form S-1
Response Filed May 25, 2022
File No. 333-264364

Dear Staff:

On behalf of Treasure Global Inc. (the “Company”), we have set forth below our response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated as of June 2, 2022 with respect to the Company’s response filed on May 25, 2022 to the Staff’s letter dated May 13, 2022 relating to Amendment No.1 to Registration Statement on Form S-1 filed with the SEC by the Company on May 4, 2022 (“Form S-1/A”). For your convenience, the text of the Staff’s comment is set forth below in bold, followed in each case by the Company’s response. Please note that all references to page numbers in the response are references to the page numbers in Amendment No. 2 to the Form S-1 (the “Form S-2/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments

Amendment No. 1 to Registration Statement on Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Summary of significant accounting policies

Revenue recognition

Product Revenues, page F-10

1.	We have reviewed your response to comment 1. Please revise your accounting policy disclosure to include considerations referenced in your response. In particular, your assertion that the Company pre-purchases and prepays for inventory prior to posting your E-vouchers for sale and prior to taking orders from customers, along with your consideration of the indicators referenced would be useful information to investors in understanding your basis in determining the Company to be the principal in the sale of E-vouchers.

The Company has made the requested revisions on pages F-10 and F-37 of the financial statements.

Should you have any questions relating to the foregoing or wish to discuss any aspect of this letter, please contact me at (646) 876-0618.

Sincerely,

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP